Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	July 16, 2014
For Immediate Release	NR#14-09

MAG SILVER CLOSES $79 MILLION COMMON SHARE OFFERING

Vancouver, B.C. – MAG Silver Corp., (TSX: MAG; NYSE MKT: MVG) (the “Company” or “MAG”) announces that it has completed its previously announced bought deal financing and has issued 7,712,000 common shares, including 392,000 common shares issued on partial exercise of the over-allotment option, at C$10.25 per share, for gross proceeds of C$79 million (the “Offering”). The Offering was conducted by a syndicate of underwriters, led by BMO Capital Markets and Raymond James Ltd., and including Macquarie Capital Markets Canada Ltd., Scotia Capital Inc., H.C. Wainwright & Co. LLC, National Bank Financial Inc., TD Securities Inc. and PI Financial Corp. (collectively, the “Underwriters”).  The Underwriters reserve the right to exercise all or any portion of the balance of the over-allotment option, 706,000 shares, at any time within 30 days following closing.

The net proceeds of the Offering will be used to fund exploration and development of the Company’s Juanicipio project in Zacatecas State, Mexico and for working capital and general corporate purposes.  Prior to the close of the Offering, the Company had US$18 million in cash as at June 30, 2014 and no debt.

The common shares were offered in each of the provinces of Canada, other than Quebec, by way of a short-form prospectus, and in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About MAG Silver Corp.

MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG (44%) and Fresnillo PLC (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG.

For further information, please contact:

Michael J. Curlook, VP Investor Relations and Communications
Phone: (604) 630-1399
Toll free: (866) 630-1399
Fax: (604) 681-0894
Email: info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address timing of the closing of the Offering and proposed use of proceeds of the Offering. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, delays in obtaining regulatory approvals required in connection with the Offering, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.